Exhibit 99.1

Wahoo Sidetrack Operations Complete

Exploration well to be plugged and abandoned

SINGAPORE and PORT MORESBY, Papua New Guinea, Aug. 12, 2015 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) advises Wahoo-1 sidetrack operations have not intersected a carbonate reservoir and the company intends to plug and abandon the well.

The wildcat exploration well in PPL 474 was a significant step-out from the successful Elk-Antelope gas hub in PRL 15, 170km to the north-west. Sidetrack operations reached a final measured depth of 1,589 meters (5,213 feet).

InterOil Chief Executive Dr Michael Hession said, "The well has increased our knowledge in an under-explored area. It has confirmed a working hydrocarbon kitchen, the presence of thermogenic gas and an effective seal in the Orubadi mudstone."

"Information obtained from the well will assist in evaluating future targets in this frontier area," added Dr Hession.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December 2014 on Form 40-F and its Annual Information Form for the year ended 31 December 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com .